Exhibit 99.1

Nexa intersects significant zinc and gold at Hilarión polymetallic project

Luxembourg, August 13, 2019 — Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) is pleased to provide an update on the ongoing exploration drilling campaign of its Hilarión(1) polymetallic skarn project, targeting northward extension. The project is located in the Ancash department, north of Lima, Peru. The latest exploration results indicate a potentially significant increase in zinc tonnage and in zinc equivalent grade from March 2019 release (“Greenfield project pipeline update”), including gold and molybdenum discoveries at depth.

Tito Martins, Chief Executive Officer of Nexa Resources, commented, “The updated findings relating to the Hilarión project substantiate our expectations of finding significant zinc mineralization between the Hilarión and El Padrino deposits. Infill drilling in this zone could result in the conversion of the reported exploration target into mineral resources and confirm Hilarión as the largest zinc resource in Latin America.”

Hilarión has the second largest mineral resources(2) among the undeveloped zinc projects in Latin America, according SNL Metals & Mining 2019 data, with measured and indicated resources estimated to contain 2.63 million tons of contained zinc and inferred resources estimated to contain 1.40 million of contained zinc.

In addition to the drilling program, engineering studies continue to advance and a preliminary economic assessment (“PEA”) is expected to be completed by calendar year end 2019.

Hilarión — updated results

During the first half of 2019, drilling activity at the Hilarión project included the Company drilling and assaying 5 directional drill holes (totaling 4,650 meters) exploring part of the 2.5 km unexplored gap between the Hilarión and El Padrino deposits.

The drill results extended the Hilarión mineralization by 1 km towards the northeast, decreasing the unexplored gap towards El Padrino to 1.5 km. Each drill hole has intersected multiple mineralized zones with varying widths and metal content, forming two distinct zones of (i) zinc-rich intercepts (e.g. PEHILD000010 - 34.55 meters @ 2.77% Zn, 0.02 g/t Au), and (ii) gold-rich intercepts (e.g. PEHILD000006 - 61.80 meters @ 0.43% Zn, and 5.99 g/t Au). Both, zinc-rich and gold-rich mineralizations, are associated with polymetallic skarn-associated vertical tabular bodies elongated in the SE-NW direction. These two types of mineralization seem to represent different parts of one single metal-zoned mineralized body.

This exploration target is referred to as Hilarión North. The potential range of tonnage and grades is further described below.

In 2Q19, directional drilling was performed using the DeviDrill™ technology (directional core barrel) that allowed drilling to test targets at depths under a rough terrain covered by permanent snow. Nexa personnel supervised this drilling program and samples were sent to ALS Global Lima, Peru an independent laboratory with International Organization for Standardization (“ISO”) 9001,

(1) Hilarión is 100% owned by Nexa Perú.

(2)  For further information review “TECHNICAL REPORT ON THE HILARIÓN PROJECT, ANCASH REGION, PERU” available in https://www.sedar.com.

Contact: ir@nexaresources.com

ISO 14001:2004 and ISO 17025:2009 certification. Assays were performed by multi-element analysis: ME-MS61, a 48 multi-element suite using four acid digestion and inductively coupled mass spectrometry (ICP-MS) finish. The locations of the 2Q19 drill holes are shown on Table 1 and the highlights of the Hilarión drilling results are shown in Table 2.

Table 1. 2Q19 Drilling Locations

Hole	Easting (m)	Northing (m)	RL (m)	Depth (m)	Azimuth	Dip
PEHILD000006	278632	8896137	4453	850.45	267	-36
PEHILD000007	279150	8896072	4722	1209.00	288	-39
PEHILD000008	279120	8896078	4750	1282.80	305	-30
PEHILD000009	278816	8896176	4424	744.65	287	-40
PEHILD000010	278908	8896221	4593	1005.80	303	-33
PEHILD000011	279120	8896078	4750	1507.00	262	-40
Coordinates in UTM WGS84 - zone 18S

Figure 1. Plan view showing transparent surface in order to exhibit the Hilarión and El Padrino deposits, Hilarión North exploration targets, drill holes and cross sections locations (see Figure 3 and 4).

Table 2. Highlights of Hilarión’s Drilling Results

	From	To	Interval	Zn	Pb	Cu	Mo	Au	Ag	Zn Eq*
Drill Hole	(m)	(m)	(m)	(%)	(%)	(%)	(g/t)	(g/t)	(g/t)%
PEHILD000006	185.55	212.15	26.60	1.42	0.30	0.04	33.67	0.01	17.25	1.99
PEHILD000006	292.20	309.60	17.40	3.06	0.03	0.02	256.98	0.01	2.73	3.32
PEHILD000006	335.35	338.35	3.00	3.40	0.01	0.01	290.50	0.01	1.46	3.60
PEHILD000006	371.15	387.20	16.05	3.37	0.01	0.02	83.02	0.01	2.06	3.50
PEHILD000006	382.70	387.20	4.50	5.55	0.01	0.02	156.00	0.01	2.61	5.75
PEHILD000006	397.55	459.35	61.80	0.43	0.29	0.00	768.40	5.99	62.26	9.22
including	415.90	425.35	9.45	0.03	0.31	0.00	3,024.23	15.40	67.03	21.73
including	441.10	459.35	18.25	0.28	0.81	0.00	166.86	11.67	172.72	17.49
PEHILD000006	499.00	502.00	3.00	0.05	0.54	0.00	279.00	1.38	42.88	2.85
PEHILD000006	622.30	632.80	10.50	1.67	0.24	0.03	56.63	0.02	44.42	2.49
PEHILD000006	708.75	715.05	6.30	2.98	0.40	0.02	92.96	0.01	67.08	4.17
PEHILD000006	796.55	806.60	10.05	2.10	0.38	0.13	9.10	0.01	39.80	3.18
PEHILD000007	357.30	363.80	6.50	1.61	0.34	0.02	610.10	0.01	19.12	2.47
PEHILD000007	697.10	701.00	3.90	2.63	0.01	0.01	21.23	0.00	0.66	2.67
PEHILD000007	748.80	753.40	4.60	3.62	0.01	0.02	27.49	0.01	2.24	3.73
PEHILD000007	780.05	795.55	15.50	2.11	0.02	0.02	1,651.47	0.01	3.63	3.08
including	787.05	795.55	8.50	3.16	0.02	0.01	2,092.71	0.01	2.99	4.35
PEHILD000007	806.80	828.00	21.20	2.01	0.02	0.01	462.49	0.74	5.25	3.26
PEHILD000007	905.45	908.45	3.00	1.91	0.91	0.02	27.71	0.02	75.63	3.60
PEHILD000008	114.40	137.40	23.00	1.72	0.79	0.17	2.37	0.00	43.61	3.28
PEHILD000008	1,250.15	1,266.90	16.75	2.92	0.00	0.01	167.31	0.00	0.92	3.05
including	1,256.15	1,261.25	5.10	6.14	0.00	0.03	174.29	0.00	1.54	6.33
PEHILD000009	252.90	279.75	26.85	0.83	0.64	0.05	773.61	0.03	40.99	2.36
PEHILD000009	434.10	437.10	3.00	3.56	0.02	0.03	10.47	0.06	1.78	3.73
PEHILD000009	631.10	637.00	5.90	3.23	0.01	0.03	1.70	0.01	1.22	3.34
PEHILD000010	426.85	439.30	12.45	1.20	0.33	0.02	4.71	2.51	56.76	5.28
PEHILD000010	456.40	490.95	34.55	2.77	0.03	0.02	191.30	0.02	3.68	3.00
PEHILD000010	494.95	505.90	10.95	2.27	0.00	0.00	28.37	0.02	0.68	2.33
PEHILD000010	508.20	522.15	13.95	2.56	0.02	0.01	309.98	0.04	1.78	2.83
PEHILD000010	700.50	704.70	4.20	3.39	0.01	0.00	155.17	0.09	2.33	3.62
PEHILD000011	110.90	115.60	4.70	1.20	0.97	0.06	1.90	0.00	13.00	2.27
PEHILD000011	125.15	134.50	9.35	1.80	0.93	0.09	3.50	0.00	42.27	3.25
PEHILD000011	794.80	822.85	28.05	2.39	0.84	0.09	405.54	1.81	160.63	7.60
including	806.30	822.20	15.90	3.88	1.25	0.14	374.17	3.14	258.56	12.30
including	806.30	815.80	9.50	2.24	1.46	0.09	402.97	5.17	287.11	13.57
including	817.30	822.20	4.90	7.98	1.20	0.27	301.56	0.06	269.83	12.94
PEHILD000011	918.95	922.80	3.85	1.17	0.02	0.01	167.27	5.61	6.45	8.34
PEHILD000011	1,029.50	1,034.70	5.20	5.48	0.00	0.02	10.99	0.00	0.91	5.55
PEHILD000011	1,032.65	1,034.70	2.05	11.83	0.00	0.04	0.85	0.01	1.22	11.96

*Zn_Eq was calculated using the following price assumptions: Zn=$2,921.95/t ($1.33/lb), Pb=$2,242.43/t ($1.02/lb), Cu=$6,523.04/t ($2.96/lb), Mo=$20,988.00/t ($9.52/lb), Au=$1,268.49/oz, Ag=$15.71/oz; and the following metallurgical recovery assumptions: Zn=90%, Pb=95%, Cu=95%, Mo=65%, Au=80%, Ag=60%

True widths of the mineralized intervals are unknown at this time.

Hilarión North - Exploration Target Statement

Based on the results achieved since the beginning of the exploration campaign in 2018 and with a total of 11,449 meters of exploration drilling concluded at Hilarión North, Nexa is pleased to provide an updated exploration target statement in Table 3 below.

Table 3. Hilarión North - Exploration Target Statement

	Tonnes (Mt)		Zn_Eq (%)*
Site/ Deposit	Low	High	Low	High
Hilarión North	30	120	3.0	8.0

Note: The potential quantity and grade is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration can result in the target being delineated as a mineral resource.

*Zn_Eq was estimated using the following price assumptions: Zn=$2,921.95/t, Pb=$2,242.43/t, Cu=$6,523.04/t, Mo=$20,988.00/t, Au=$1,268.49/oz, Ag=$15.71/oz; and the following metallurgical recovery assumptions: Zn=90%, Pb=95%, Cu=95%, Mo=65%, Au=80%, Ag=60%

In additional to Hilarión North’s drilling results, exploration target parameters were based on geological mapping, alteration and occurrences mapping, stratigraphy, structural framework (derived from surface information and oriented drill core), proximity and similarity to the Hilarión deposit. The main group of intersects at Hilarión North can be enveloped in a steeply deepening ovoid body of 850±150 meters of strike, depth continuity ranging between 250 to 450 meters, and a width of 100±50 meters (Figures 2, 3, 4, and 5).

Figure 2. Schematic longitudinal section showing Hilarión North Exploration Target in relation to Hilarión and El Padrino deposits.

Figure 3. Cross section A-A´ with details of intervals for drill holes from 2Q19.

Figure 4. Cross section B-B´ with details of intervals for drill holes from 2Q19.

In 2H19 exploration drilling at Hilarión is expected to be continued in other targets. Five drill holes totaling 4,000 meters are intended to explore the following:

•                  Hilarión deposit - 1 drill hole to test the down dip extension of the central part of the Hilarión deposit, which represents the thickest mineralization of the entire project;

•                  Mia exploration target — initial 2 drill holes of this target, which have been recognized as prospective by geological mapping, occurrences record and rock chipping; and

•                  Eureka II exploration target — initial 2 drill holes of this target, which have been recognized as prospective by geological mapping, occurrences record and rock chipping.

Technical Information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of NI 43-101 (as defined below) and a Nexa employee, has verified the data disclosed in this news release including sampling, analytical and test data underlying the information contained herein. Data verification procedures included site visits, review of drill and core collection, logging and sampling practices, and evaluation of quality control sample results and geological interpretations.

Information about the sampling methodology, etc. of the projects can be found in the Hilarión Technical Report available at www.sedar.com under Nexa Resources’ SEDAR profile.

This document contains certain disclosure relating to mineral properties of Nexa Resources that has been prepared in accordance with the requirements of Canadian securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this document have been prepared in accordance with the May 10, 2014 edition of the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards for Mineral Resources and Mineral Reserves (“2014 CIM Definition Standards”) and disclosed in accordance with National Instrument 43-101 — Standards of Disclosure for Minerals Project (“NI 43-101”).

Canadian disclosure requirements, including NI 43-101, differ significantly from the requirements under Industry Guide 7 promulgated by the U.S. Securities and Exchange Commission. Among other things, Industry Guide 7 does not contemplate the term “resource” and the requirements under NI 43-101 for identification of “reserves” are not the same as the requirements under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves; the three-year historical average price, to the extent possible, is used in any reserve or cash flow analysis to designate reserves; and the primary environmental analysis or report must be filed with the appropriate governmental authority. One consequence of these differences is that “reserves” estimated in accordance with Canadian requirements may not qualify as “reserves” under Industry Guide 7 standards.

Descriptions in this document of our mineral properties prepared in accordance with NI 43-101 may not be comparable to similar information prepared in accordance with Industry Guide 7. They may also not be comparable to similar information provided by other issuers in accordance with Industry Guide 7.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2018 and also one of the top five metallic zinc producers worldwide in 2018, according to Wood Mackenzie.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa Resources to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

This news release also contains references to estimates of mineral resources and mineral reserves. The estimation of mineral resources is inherently uncertain and involves subjective judgments about many relevant factors. Estimates of mineral reserves provide more certainty but still involve similar subjective judgments. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including estimated future production from the Company’s projects, the anticipated tonnages and grades that will be mined and the estimated level of recovery that will be realized), which may prove to be unreliable and depend, to a certain extent, upon the analysis of drilling results and statistical inferences that ultimately may prove to be inaccurate. Mineral resource or mineral reserve estimates may have to be re-estimated based on: (i) fluctuations in mineral prices; (ii) results of drilling; (iii) metallurgical testing and other studies; (iv) proposed mining operations, including dilution; (v) the evaluation of mine plans subsequent to the date of any estimates and/or changes in mine plans; (vi) the possible failure to receive required permits, approvals and licenses; and (vii) changes in law or regulation.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: Roberta Varella — Head of Investor Relations | ir@nexaresources.com

+55 11 3405-5601